Exhibit 6.4

DEBT SETTLEMENT AGREEMENT

This agreement is entered into May 15, 2026, by and between Entertainment Arts Research Inc (A Nevada Company, Kendrick Global Brands LLC (A subsidiary of Entertainment Arts Research Inc. hereinafter referred to as the Debtor) and Biznet Worldwide Ventures Inc. (A Florida Corporation Hereinafter referred to as Creditor) who is owed a balance of $250,000. (Two Hundred and Fifty Thousand Dollars) for the Sale of Kendrick Global Brands Inc. and all assets from Stock Purchase agreement dated October 10, 2025

Whereas Debtor desires to settle the debt owed to the Creditor and upon the terms and conditions set forth herein:

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged and subject to the accuracy of the representation and warranties of the parties, the parties hereby agree as follows:

Biznet will transfer to EARI their remaining 3 units or 30% of Kendrick Global Holdings and EARI will surrender the Nutra Drink Formula (Natures Fury) and for that Biznet will reduce the funds owed to them from $250,000 to $200,000 and

Payments to be made as follows:

$40 million common shares issued from Regulation A at the choice of Biznet Worldwide Ventures once Regulation A is effective or if EARI is unable to make said payments, then Biznet has the option to be paid in one payment of $200,000 in cash.

Biznet Worldwide Ventures Inc agrees with this agreement that the remaining 3 units that represents 30% of outstanding Kendrick Global Brands LLC stock is transferred to Entertainment Arts Research.

Entertainment Arts Research agrees along with Kendrick Global Brands LLC that the Nutri Drink formula (Formally Natures Fury) is transferred to Biznet Worldwide Ventures.

In Conclusion, Entertainment Arts Research Inc will pay Biznet Worldwide Ventures Inc. $200,000 in cash or stock or both, Biznet Worldwide Ventures transfers 3 units or 30% of Kendrick Global Brands LLC to Entertainment Arts Research Inc. and Kendrick Global Brands transfers and surrenders the Formula of Nutri drink (formally Natures Fury) to Biznet Worldwide Ventures and Kendrick agrees it will not use the formula or any version of it, and will not disclose to anyone and will not be in contact with flavor house or former management regarding formula.

All terms of this agreement will remain confidential and none of the parties shall discuss any terms to anyone which include but not limited to press releases, shareholders and press personal other than what may be required for corporation filings, SEC Regulations or IRS info.

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This agreement supersedes any and all other agreements signed in the past with reqard to matter

Executed and Agreed on this date of May 15, 2026

/s/ Richard Papaleo

Richard Papaleo

President

Biznet Worldwide Ventures Inc.

/s/ William Coogan

William Coogan

President

Entertainment Arts Research Inc

/s/ Richard Papaleo

Richard Papaleo

Kendrick Global Brands LLC

Acknowledged and Witness

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